DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com

Michael Kagnoff
Michael.kagnoff@dlapiper.com
T 858.638.6722
F 858.638.5122

April 1, 2019

VIA UPS AND ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:                    Bonnie Baynes

Lisa Vanjoske

Mary Beth Breslin

Dorrie Yale

Re:                            Palomar Holdings, Inc.
Registration Statement on Form S-1
Filed March 15, 2019
File No. 333-230346

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated March 26, 2019, to Mac Armstrong, Chief Executive Officer, Palomar Holdings, Inc. (the “Company”) regarding the Registration Statement on Form S-1 filed March 15, 2019 (the “Registration Statement”).

This letter sets forth each comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.

Registration Statement on Form S-1

Prospectus Summary
Summary Risk Factors, page 9

1.                                     We note your revised disclosures regarding the Stockholders Agreement with Genstar on page 135.  Please expand the first bullet on page 10 to disclose this agreement.  In addition, substantially expand your discussion on page 10 under “Our Sponsor and Controlled Company Status” to disclose Genstar’s right to nominate a percentage of your directors corresponding to its ownership, up to 50% of your directors, and the actions that you may not take without Genstar’s written consent.  Additionally, revise the heading to this section to include a reference to this agreement.  In the risk factors section, add a new risk factor to disclose Genstar’s right to nominate your directors, and expand the last risk factor on page 38 to disclose the restriction on acquisitions or dispositions.

In response to the Staff’s comment, the Company has revised its disclosure under the headings “Summary Risk Factors” and “Our Sponsor and Controlled Company Status” to disclose certain terms of the Stockholders Agreement, including Genstar’s right to nominate a percentage of the Company’s directors corresponding to its ownership, up to 50% of the Company’s directors and the actions that the Company may not take without Genstar’s written consent. A cross reference to the more fulsome description of the Stockholders Agreement in the Registration Statement has been provided.

April 1, 2019

Page Two

The Company has also added a risk factor relating to Genstar’s right to nominate a percentage of the Company’s directors and supplemented the other specified risk factor to address the restrictions placed on the Company by the Stockholders Agreement, including the restriction on acquisitions and dispositions.

History, page 10

2.                                     We note your revised disclosure that you made a one-time cash distribution of approximately $5.1 million to certain of your stockholders to allow them to satisfy tax obligations.  Please update your disclosure in the related party transactions section to disclose these transactions to the extent appropriate, or explain why no such disclosure is necessary.  To the extent any of these distributions were made to Genstar or its affiliates, please also revise the “Our Sponsor” section to disclose this information.

The Company respectfully submits that it has updated its disclosure to state that it made a one-time cash dividend of $5.1 million prior to the domestication to enable its stockholder, GC Palomar Investor LP, to distribute funds to its partners to satisfy the tax obligation incurred in connection with the domestication.

3.                                     You disclose on page F-34 that the maximum dividend that may be made in 2019 without prior approval from Oregon and California insurance authorities is $5 million, and the maximum dividend that is payable by the Bermuda subsidiary in 2019 is approximately $2.9 million. Please explain whether the $5.1 million distribution is considered to be a dividend by you or any of your subsidiaries. To the extent that the distribution reduces any of the permitted dividend amounts for 2019, please revise your disclosures as appropriate, including the risk factor on pages 29-30, to disclose the effect of the distribution on those amounts.

In response to the Staff’s comment, the Company has revised its disclosure to clarify the distributions.  The Company’s Bermuda subsidiary received prior approval for the distribution of $13.7 million to Palomar Holdings, Inc. (formerly GC Palomar Holdings) in 2018. As Palomar Holdings, Inc. is not subject to insurance regulation, prior approval of the $5.1 million distribution to its stockholder was not required. The $13.7 million distribution does not reduce any of the permitted dividend amounts for the Company’s operating subsidiaries in 2019.

Risk Factors
If states increase the assessments that Palomar Specialty Insurance Company is required to pay. . ., page 29

4.                                     Your revised disclosure states that your assessments increased from $9,587 in 2017 to $1.1 million in 2018. Please revise your MD&A discussion accordingly to explain this increase, and as you have applied for admissions in additional states, any known trends regarding these assessments.

In response to the Staff’s comment, the Company has revised its disclosure to explain its increase in assessments was primarily due to amounts assessed by the Texas Windstorm Insurance Association and Texas Fair Plan Association relating to Hurricane Harvey, with such amounts recovered from the Company’s reinsurers. The Company has also revised its disclosure to further clarify that it cannot predict with certainty the amount of future assessments, because they depend on factors outside its control, such as insolvencies of other insurance companies as well as the occurrence of significant catastrophes similar to Hurricane Harvey.

April 1, 2019

Page Three

Assessments are generally covered by the Company’s catastrophe XOL treaties and, to the extent the Company has experienced a net loss from an event in excess of its net retention, assessments would be recovered from reinsurers with no additional expense incurred by the Company.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum. . ., page 41

5.                                     We refer to your certificate of incorporation and bylaws, which you have filed as Exhibits 3.1 and 3.3. We note your disclosure that your certificate of incorporation will provide that the federal district courts will be the exclusive forum for claims arising under the Securities Act. However, your bylaws and certificate of incorporation do not include language to that effect. Please reconcile your disclosure and your governing documents.

The Company respectfully submits that it has revised its disclosure to reconcile with its final governing documents.

Executive Compensation
Outstanding Equity Awards at Fiscal Year-End, page 132

6.                                     We note your revised disclosure that no equity awards were outstanding as of December 31, 2018, 2017 or 2016. However, we also note your revised disclosure on page F-36 that certain officers of one of your subsidiaries and its affiliates are entitled to Class P Units under the 2014 Management Incentive Plan of your former parent, and that there were outstanding Class P Units as of December 31, 2017 and 2018. To the extent your named executive officers had outstanding Class P Units as of December 31, 2017 or 2018, please revise to disclose those units. For guidance, refer to C&Dis Regulation S-K Question 217.13.

The Company has revised its disclosure to include the Class P Units in GCPI held by its named executive officers at the fiscal years ending December 31, 2018 and 2017.  The Company further revised its disclosure to include the number of shares of common stock of PH distributed to each of its named executive officers by GCPI in connection with the domestication transactions.

Principal Stockholders, page 137

7.                                     We acknowledge your revised disclosures in response to prior comment 3, but note that your first two paragraphs continue to state that the information is as of December 31, 2018. Please ensure that all information provided is as of a recent date following the domestication.

The Company has revised its disclosure to provide the information as of March 31, 2019.

Consolidated Financial Statements
Note 8. Reinsurance, page F-27

April 1, 2019

Page Four

8.                                     Please revise your disclosures as appropriate to discuss the reason for the increase to prepaid reinsurance premiums of $18.3 million and $3.2 million at December 31, 2018 and 2017.

The Company has revised its disclosure to discuss the reason for the year-over-year increase in prepaid reinsurance premiums.

Note 10. Income Taxes, page F-30

9.                                     Please revise to explain your 71% valuation allowance increase to $1.7 million at December 31, 2018.

The Company has revised its disclosure to explain the valuation allowance increase.

Note 20. Subsequent Events, page F-38

10.                              We note your domestication transactions that included the $5.1 million cash dividend to certain owners, and the conversion of Class P units to common shares from modifying your 2014 Management Incentive Plan that increased stock compensation expense by $23.0 million. Refer to SAB Topic 1B3 and please provide the following:

•                  As it does not appear the cash payment is reflected in your December 31, 2018 balance sheet, to the extent it is significant relative to reported equity, please revise the face of your balance sheet to present a pro forma balance sheet alongside the historical balance sheet reflecting the distribution accrual.

The Company has added pro forma balance sheet information to reflect the accrual for the $5.1 million distribution and the corresponding reduction to retained earnings.

•                  Please revise to include a pro forma balance sheet presented alongside the historical balance sheet giving effect to the conversion of your Class P units.

The Company has added pro forma balance sheet information to reflect an increase in additional paid-in capital and corresponding reduction to retained earnings for the share-based compensation charge recognized in connection with the acceleration of the vesting of certain employees’ Class P Unit awards in GC Palomar Investor LP.

•                  If the conversion will result in a material reduction of earnings per share, please include pro forma EPS for the latest year and interim period giving effect to the conversion.

The Company respectfully submits that modification of Class P units did not impact the number of shares outstanding. Based on the structure and sequence of transactions, the 17,000,000 shares were outstanding before and after the Class P plan modification. At December 31, 2018, only one share of Palomar Holdings, Inc. (“PH”) was outstanding, which was held by GC Palomar Investor LP (“GCPI”). On March 15, 2019, the one share of PH was split into 17,000,000 shares, all of which were held by GCPI. The Class P units and plan are based on, and awards of, units of GCPI (the Company’s Parent) and not PH. After the split, and at the sole discretion and direction of the General Partner, the Class P units were modified such that the vesting of each Class P unit holder’s awards was accelerated and their Class P distribution percentages were determined. The General Partner of GCPI then distributed the 17,000,000 shares of PH held by GCPI to the partners of GCPI, including the Class P unit holders, based on those distribution percentages. As the 17,000,000 shares outstanding remain unchanged, there would be no change to EPS for the latest year and interim period resulting from the modification.

April 1, 2019

Page Five

Item 15. Recent Sales of Unregistered Securities, page II-2

11.                              Please revise to include the securities issued and consideration received for your Class P Units, forward stock split, conversion of Class P units into common shares, and any other issuances or grants required to be disclosed, including the floating rate senior notes issued in a private placement in 2018. Refer to Item 701 of Regulation S-K.

The Company has revised its disclosure to include all unregistered sales of securities for the past three fiscal years.

With respect to the Staff's comment to include the “conversion of Class P units into common shares,” the Company respectfully submits that there was no conversion of Class P units. On March 15, 2019, the Management Incentive Plan of GCPI was modified by eliminating the requirement of a liquidity event to occur for the holders of its Class P units to realize value. All Class P units were accelerated and their Class P distribution percentages were determined along with the distribution percentages of the other partners of GCPI. GCPI, the Company’s sole stockholder, then distributed the 17,000,000 shares of our common stock to its partners, including Class P unit holders, based on those distribution percentages as part of the domestication transactions.  As the distribution of the 17,000,000 shares of the Company’s common stock was a stock distribution to the partners in GCPI, the Company believes the transaction does not constitute a “sale” under the Securities Act.

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact me at (858) 638-6722 if you have any questions regarding this letter, the Registration Statement or the Amendment.

Very truly yours,

DLA Piper LLP (US)

/s/ Michael Kagnoff

Michael Kagnoff

Partner

cc: Via E-mail

Securities and Exchange Commission:

Dorrie Yale

Palomar Holdings, Inc.:

Mac Armstrong

DLA Piper LLP (US):

Patrick O’Malley